167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA

TEL 822-3456-4217 FAX 822-3456-4299

July 18, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation

Form 20-F for the Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated July 3, 2014, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2014 with respect to the fiscal year ended December 31, 2013.

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Form 20-F for Year Ended December 31, 2013

General

1.	We note your registered debt on the cover page of your Form 20-F. Please tell us whether the debt was issued by the parent company or a subsidiary, and if applicable, tell us each subsidiary issuer. Also, please tell us whether the debt is guaranteed. If so, tell us each guarantor and how you considered the applicability of Rule 3-10 of Regulation S-X.

Response:

In response to the Staff’s comment, we note all of the referenced registered debt securities were issued by Korea Electric Power Corporation (“KEPCO”). We further note that these debt securities have been guaranteed by Korea Development Bank (“KDB”). We provide below further factual background and a Rule 3-10 analysis in relation to such guarantee.

Securities and Exchange Commission	July 18, 2014

Factual Background

In January 1999, the Korean government (more specifically, the predecessor of the Ministry of Trade, Industry and Energy (the “MOTIE”)) published a restructuring plan (the “Restructuring Plan”) for the restructuring of the electricity industry in Korea. According to the Restructuring Plan, KEPCO split its generation business into six wholly-owned generation subsidiaries (“Gencos”), which split became effective as of April 1, 2001. (See page 28 of Form 20-F filed on April 30, 2014 (“Form 20-F”).)

Under the Korean Commercial Code, the original entity (namely, KEPCO) and the newly created entities following the split-up (namely, the Gencos) were jointly and severally liable for the liabilities of each other outstanding immediately prior to the split-up. As a result, in November 2002, KEPCO sought consents from the holders of certain bonds issued by KEPCO prior to the split-up in order to, among others, eliminate the joint and several liability of the Gencos on these bonds. In consideration for obtaining such consents, KDB provided a full, unconditional guarantee (the “KDB Guarantee”) in respect of these bonds. The consent solicitation successfully closed in March 2003. (See Form 6-K filed on November 15, 2002 and March 4, 2003, each attached hereto.)

As a result of the consent solicitation process, eight registered debt securities of KEPCO became entitled to the KDB Guarantee. None of these debt securities were guaranteed by any entity at the time of their issuance (or subsequent thereto, other than the KDB Guarantee discussed below), and the KDB Guarantee came into effect only because of the consent solicitation process. Of these eight registered debt securities, the KDB Guarantee has expired with respect to six (either because the relevant debt securities matured or because the put option periods thereon, which were coterminous with the effective period for the KDB Guarantee, expired since, with respect to debt securities containing a put option provision, the KDB Guarantee was available only for the duration of the put option period). Hence, only two registered debt securities, namely Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 currently remain subject to the KDB Guarantee. Even with respect to these two remaining debt securities, the KDB Guarantee is scheduled to expire on April 1, 2016 (since one bond is maturing then and the put option period for the other bond is also expiring then). The aggregate outstanding principal amount for these two bonds is approximately $200 million.

KDB is 100% beneficially owned by the Korean government, and KDB serves as a policy bank for the Korean government. KDB is a Schedule B issuer and based on Edgar filings available on the SEC website, KDB has not filed an annual report on Form 18-K or other periodic reports. Based on the Edgar filings, KDB has offered debt securities in the United States (for which KDB files registration statements under Schedule B and Rule 424 prospectuses on the SEC website), but based on a review of public information available on the 16 securities exchanges designated by the Staff as “national securities exchanges” for purposes of the Exchange Act, none of these securities are listed on a national securities exchange in the United States. It should also be noted that, until the restructuring of KDB by the government in October 2009, KDB had held 29.94% of KEPCO, which equity interest was transferred to Korea Finance Corporation (“KOFC”), another wholly-owned government entity formed as a result of the restructuring of KDB. The voting rights in the equity interest in KEPCO held by KDB or KOFC were and are effectively exercised by the government.

Securities and Exchange Commission	July 18, 2014

Analysis

Rule 3-10(a) of Regulation S-X states that, as a general rule, every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X. The exceptions to this general rule set forth in Rule 3-10(b) through (g) of Regulation S-X are not applicable in relation to the KDB Guarantee or the underlying registered debt securities of KEPCO since there is no parent-subsidiary relationship between KDB and KEPCO under Rule 3-10.

Given that the guarantee and the underlying debt securities are separate securities, we interpret Rule 3-10(a) as creating separate and independent Securities Exchange Act of 1934 (the “Exchange Act”) reporting obligations on the part of each of the issuer and the guarantor with respect to its own financial statements. It should be noted that while KDB filed (through paper submission to which we have not had access) a Securities Act registration statement under Schedule B (File No. 333-97299) on July 25, 2002 as amended on August 23, 2002 with respect to the KDB Guarantee, KDB, as a Schedule B issuer whose securities are not listed on a “national securities exchange” as defined in the Exchange Act, is not subject to the Exchange Act periodic reporting requirements. Accordingly, given the separate and independent Exchange Act reporting obligations of the two entities, we believe that KDB’s financial statements are not required to be included in KEPCO’s Exchange Act periodic reports.

We further note that since KDB is a Schedule B issuer, if KDB offered its own debt securities that are not listed on a “national securities exchange”, KDB would not be subject to periodic report filing requirements, and therefore it would be rather odd to effectively require KDB to prepare and file financial statements on account of guaranteeing KEPCO’s securities.

Conclusion

In light of the foregoing, we respectfully request the Staff to consider not interpreting the general rule of Rule 3-10(a) under Regulation S-X as requiring us to include KDB’s financial statements in our future 20-F filings.

We further note that the guarantee was provided subsequent to the relevant registered offerings. We also note the relatively small amount of the registered guaranteed debt securities currently outstanding and the soon-to-expire nature of the KDB Guarantee. Furthermore, we highlight that since KDB is a Schedule B issuer, investors would generally understand that KDB’s credit is backed by the Korean government and accordingly KDB’s financial statements would not be as important to the holders of our debt securities as compared to a case where the guarantee is provided by an entity that is not a Schedule B issuer.

Securities and Exchange Commission	July 18, 2014

In the event that the Staff concludes that Rule 3-10(a) should be read to require KEPCO to include KDB’s financial statements in KEPCO’s periodic filing, we would respectfully request the Staff to consider providing an exception in this case in light of the facts and analysis set out above.

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4217 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Baek, Seung-Jung
Name:	Baek, Seung-Jung
Title:	Executive Vice President and Chief Financial Officer